# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bausch Health Companies Inc., CIK 0000885590
CUSIP: 071734107
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 2150 ST. ELZEAR BLVD. WEST, LAVAL, QUEBEC, Quebec Canada (A8), H7L 4A8
Date of event which requires filing of this statement: 05/20/2025
Amends the filing with accession number 0000928464-21-000036
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse Lynn, Esq., 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida (FL), 33160, (305) 422-4100

## Reporting persons
- Icahn Partners Master Fund LP (CIK 0001322827): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 14,423,595; shared voting power 0; sole dispositive power 14,423,595; shared dispositive power 0; aggregate amount beneficially owned 14,423,595 (3.9% of the class)
- Icahn Offshore LP (CIK 0001322825): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,423,595; sole dispositive power 0; shared dispositive power 14,423,595; aggregate amount beneficially owned 14,423,595 (3.9% of the class)
- Icahn Partners LP (CIK 0001313666): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 20,297,523; shared voting power 0; sole dispositive power 20,297,523; shared dispositive power 0; aggregate amount beneficially owned 20,297,523 (5.5% of the class)
- Icahn Onshore LP (CIK 0001322826): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 20,297,523; sole dispositive power 0; shared dispositive power 20,297,523; aggregate amount beneficially owned 20,297,523 (5.5% of the class)
- Icahn Capital LP (CIK 0001412093): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 34,721,118; sole dispositive power 0; shared dispositive power 34,721,118; aggregate amount beneficially owned 34,721,118 (9.4% of the class)
- IPH GP LLC (CIK 0001412091): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 34,721,118; sole dispositive power 0; shared dispositive power 34,721,118; aggregate amount beneficially owned 34,721,118 (9.4% of the class)
- Icahn Enterprises Holdings L.P. (CIK 0001034563): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 34,721,118; sole dispositive power 0; shared dispositive power 34,721,118; aggregate amount beneficially owned 34,721,118 (9.4% of the class)
- Icahn Enterprises G.P. Inc. (CIK 0001257324): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 34,721,118; sole dispositive power 0; shared dispositive power 34,721,118; aggregate amount beneficially owned 34,721,118 (9.4% of the class)
- Beckton Corp. (CIK 0001080113): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 34,721,118; sole dispositive power 0; shared dispositive power 34,721,118; aggregate amount beneficially owned 34,721,118 (9.4% of the class)
- Carl C. Icahn (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 34,721,118; sole dispositive power 0; shared dispositive power 34,721,118; aggregate amount beneficially owned 34,721,118 (9.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: Bausch Health Companies Inc.
Address of issuer's principal executive offices: 2150 ST. ELZEAR BLVD. WEST, LAVAL, QUEBEC, Quebec Canada (A8), H7L 4A8

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 20, 2025, the Reporting Persons, Brett Icahn and Steven Miller (collectively, the "Icahn Group") entered into a Supplemental Letter Agreement (the "Supplemental Letter Agreement") with the Issuer. Pursuant to the Supplemental Letter Agreement, the Icahn Group has agreed that if it engages in a Specified Action (as such term is defined in the Supplemental Letter Agreement), then (i) its designees serving on the board of directors of the Issuer (the "BHC Board") shall immediately tender their resignations from the BHC Board and from the board of directors of Bausch + Lomb Corporation (the "B+L Board"), and (ii) it shall irrevocably waive its rights under specified provisions of the Amended and Restated Director Appointment and Nomination Agreement, dated June 21, 2022, between Bausch + Lomb Corporation and certain members of the Icahn Group (the "B+L DANA"), including the right to designate any Replacement Designees (as such term is defined in the B+L DANA).

In addition, pursuant to the Supplemental Letter Agreement, so long as no member of the Icahn Group has engaged in a Specified Action, the Issuer has agreed (i) if such person or member of the Icahn Group (each, an "Icahn Group Designee") is named as a management nominee for election to the B+L Board at any meeting of shareholders of Bausch + Lomb Corporation, then the Issuer shall vote or cause to be voted all voting securities of Bausch + Lomb Corporation owned or controlled by the Issuer for each such Icahn Group Designee, and (ii) such Icahn Group Designee will also have the right to be appointed to any newly-created committees of the BHC Board, absent actual conflicts of interest.

The foregoing description of the Supplemental Letter Agreement is qualified in its entirety by reference to the full text of the Supplemental Letter Agreement, a copy of which is incorporated by reference herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The disclosure set forth above in Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Supplemental Letter Agreement among the Reporting Persons, Brett Icahn, Steven Miller and the Issuer (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 21, 2025).

## Signatures
- Icahn Partners Master Fund LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (05/21/2025)
- Icahn Offshore LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (05/21/2025)
- Icahn Partners LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (05/21/2025)
- Icahn Onshore LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (05/21/2025)
- Icahn Capital LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (05/21/2025)
- IPH GP LLC: /s/ Ted Papapostolou, Ted Papapostolou / Vice President (05/21/2025)
- Icahn Enterprises Holdings L.P.: /s/ Ted Papapostolou, Ted Papapostolou / Vice President (05/21/2025)
- Icahn Enterprises G.P. Inc.: /s/ Ted Papapostolou, Ted Papapostolou / Vice President (05/21/2025)
- Beckton Corp.: /s/ Ted Papapostolou, Ted Papapostolou / Vice President (05/21/2025)
- Carl C. Icahn: /s/ Carl C. Icahn, Carl C. Icahn (05/21/2025)